1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 13, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/10/13

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh

Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2011/09/14 : Chunghwa Telecom to attend investor conference

2. Announcement on 2011/09/15 : To announce the procurement of Broadband Aggregation Network MSER equipments and installation

3. Announcement on 2011/09/22 : Supplementary announcement of the overseas investment in mainland China on 2011/07/04

4. Announcement on 2011/09/23 : To announce the procurement of VDSL2 Broadband Access Network System Equipment Expansion Project in 2011

5. Announcement on 2011/10/07 : To announce the procurement of communications equipments

6. Announcement on 2011/10/11 : To announce the Company’s September 2011 revenues

7. Announcement on 2011/10/11 : September 2011 sales

EXHIBIT 1

Chunghwa Telecom to attend investor conference

Date of events: 2011/09/14

Contents:

1. Date of the investor/press conference or the date that the Company disclose its financial or business information to the public: 2011/09/19~2011/09/21

2. Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Investor Conference held by CLSA in Hong Kong

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/ or http://www.cht.com.tw/ir

4. If a press release is distributed, the content of the press release: None

5. Any other matters that need to be specified: None

EXHIBIT 2

To announce the procurement of Broadband Aggregation Network MSER equipments and installation

Date of events: 2011/09/15

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Broadband Aggregation Network MSER (Multi-Service Edge Router) equipments and installation.

2. Date of the occurrence of the event: 2011/09/15~2011/09/15

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$519,888,000

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Taiwan International Standard Electronics Ltd.; equity method investment

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery, inspection and payment in batches.

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 3

Supplementary announcement of the overseas investment in mainland China on 2011/07/04

Date of events: 2011/09/22

Contents:

1. Date of occurrence of the event: 2011/09/22

2. Method of the present increase (decrease) in investment: Chunghwa Telecom and Farglory Land Development (TWSE:5522) will establish a joint venture which provides ICT services in mainland China.

3. Transaction volume, price per unit, and total monetary amount of the transaction: US$1.7 million (NT$51 million)

4. Company name of the invested mainland Chinese company: To be decided

5. Paid-in capital of said invested mainland Chinese company: About US$3.34 million (NT$100 million)

6. Amount of new capital increment currently planned by said invested mainland Chinese company: About US$3.34 million (NT$100 million)

7. Main business items of said invested mainland Chinese company: ICT (Information & Communications Technology) services

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: N/A

9. Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: N/A

11. Amount of actual investment to date in said invested mainland Chinese company: N/A

12. Counterparty to the transaction and its relationship to the Company: N/A

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Strategy committee

18. Broker: N/A

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: US$7 million

22. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.284%

23. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0.048%

24. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0.063%

25. Total amount of actual investment in the mainland China area to date: US$6.67 million

26. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0.271%

27. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0.046%

28. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0.060%

29. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: None

30. Amount of profit remitted back to Taiwan for the most recent three fiscal years: None

31. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32. Any other matters that need to be specified: None

EXHIBIT 4

To announce the procurement of VDSL2 Broadband Access Network System Equipment Expansion Project in 2011

Date of events: 2011/09/23

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): 2011 VDSL2 Broadband Access Network System Equipment Expansion Project (A Group), etc.

2. Date of the occurrence of the event: 2011/09/23~2011/09/23

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$717,979,755

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): HwaCom Systems Inc.

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract

9. The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Network deployment.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 5

To announce the procurement of communications equipments

Date of events: 2011/10/07

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): Rack Mount High-End FC to SAS Disk Array Storage System, etc.

2. Date of the occurrence of the event: 2010/10/08~2011/10/07

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: NT$ 314, 252, 553

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Chunghwa System Integration Co., Ltd.; equity method investment

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: The reason for choosing the related party as trading counterpart is in accordance with Procurement Management Rules of Chunghwa Telecom Co., Ltd.

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): In accordance with the contract.

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the Procurement Management Rules of Chunghwa Telecom.

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: None

16. Concrete purpose or use of the acquisition or disposition: Telecom construction.

17. Do the directors have any objection to the present transaction?: No

18. Any other matters that need to be specified: None

EXHIBIT 6

To announce the Company’s September 2011 revenues

Date of events: 2011/10/11

Contents:

1. Date of occurrence of the event: 2011/10/11

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom today announced a 1.3% year-over-year decrease in unconsolidated total revenue to NT$15.75 billion in September 2011. Operating income decreased by 2.8% year-over-year to NT$4.07 billion, net income increased by 7.3% year-over-year to NT$3.81 billion, and EPS rose by 32.4% to NT$0.49.

The revenue decrease was primarily attributable to (1) the revenue recognition of the government integrated taxation information system project for September last year, (2) refund of local service affiliated to ADSL services, (3) the tariff reduction mandated by regulator, (4) the hold back of handset sales due to customers’ wait for new iPhone model, (5) the broadband tariff reduction and price discounts of wireless internet services, which offset the rise in local fixed line revenue resulting from the shift of the pricing right of fixed-to-mobile call from mobile operators to fixed network operators, as well as the revenue growth attributable to the increase of broadband and wireless internet subscribers. The decrease in operating income was primarily due to the decrease in revenue. Net income increased year over year mainly due to the increase of non-operating income from property sales of Light Era, our property development subsidiary. The increase in EPS was mainly due to the capital reduction in January 2011, which decreased the number of outstanding shares.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom

October 11, 2011

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2011

1)	Sales volume (NT$ Thousand)

Period	Items	2011	2010	Changes		%
Sep	Invoice amount	16,665,672	16,982,527	(-)	316,855	(-)	1.87%
Jan-Sep	Invoice amount	146,970,452	151,632,583	(-)	4,662,131	(-)	3.07%
Sep	Net sales	15,754,746	15,959,056	(-)	204,310	(-)	1.28%
Jan-Sep	Net sales	144,570,239	138,602,526	(+)	5,967,713	(+)	4.31%

b	Trading purpose : None